UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
October 29, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
	Title:	Group Secretary & General Counsel
Date: October 29, 2009

Lihir Gold Limited (LGL) has increased reserves at its Lihir Island operation by 7.5 million ounces, taking total Ore Reserves to 28.8 million ounces at 30 June 2009.
This 36% increase in reserves is the net result of the following factors:
•	Additional resources incorporated in the December 2008 Resource model following successful resource drilling over recent years, as released in August 2009.

•	Increase in the reserves inventory through expansion and refinement of the proposed pit shell

•	A rise in the long term gold price assumption from $675/oz to $800/oz

•	Adjustments to cost assumptions of mining and processing costs offset by the cost benefits from the Million Ounce Plant Upgrade project at Lihir Island, currently under construction.

•	Depletion by mining to 30 June 2009.
“This outstanding increase in reserves we are announcing today is a reflection of the true world class quality of the Lihir Island ore body, and leads directly to an increase in the value of the project for all LGL shareholders,” said LGL CEO Arthur Hood. “It also confirms the benefits of the initiatives that have been put in place over the past few years to lift production at Lihir Island and improve the economics of the project,” he said.
The following table sets out the increased Ore Reserves by category:
Lihir Island Reserves Statement — June 2009

	Ore Reserves(1) (5) (6)		Average grade	Contained gold
	Reserve Category	Tonnes (millions)	(Au g/t)	(Moz)(3)
Reserves at 30th June 2009 (2)	Probable	269.2	2.77	23.9
Stockpiled Ore (4)	Proved	61.6	2.46	4.9
Total Reserves		330.8	2.71	28.8

1)	Reserve tonnages have been depleted by 2009 mining activity to June 2009. Reserves quoted are those remaining below the June 2009 mining surface, within the ultimate pit design, based on the December 2008 Resource Model.

2)	Average cut-off grade for mill feed = 1.36 g/t Au. (December 2008 reserves average cut-off grade = 1.29 g/t)

3)	Reserves are based on a maximum profit, undiscounted pit shell with an assumed life-of-mine gold price of US$800 per ounce. The quantity of contained gold does not indicate the quantity that will be ultimately recovered.

4)	Stockpile totals reflect ore above cut-off on stockpile at 30 June 2009

5)	Rounding, conforming to the JORC Code, may cause some computational discrepancies.

6)	The December 2008 Reserves were 239.6 Mt at 2.83 g/t for 21.8M oz Au (US$675 oz), and based on the December 2007 Resource model.

The following table provides the December 2008 reserves statement for comparative purposes.
Lihir Island Reserves Statement — December 2008

	Ore Reserves (2) (5) (6)		Average	Contained gold
	Reserve Category	Tonnes (millions)	grade (g/t)	(Moz)
Reserves at 31st December 2008)	Probable	180.3	2.94	17.0
Stockpiled Ore	Proved	59.4	2.48	4.7
Total Reserves		239.6	2.83	21.8
Reserves mined 31 December 2008 to 30 June 2009	Probable	5.0	3.68	0.6
Total Ore Reserves at 30 June 2009 are estimated at 330.8 million tonnes at 2.71 g/t for 28.8 million ounces. This is an increase of 7.5 million ounces before allowing for the net depletion of Reserves by mining activities of 0.5 million ounces (pit depletion of 0.6 million ounces and stockpile addition of 0.1 million ounces) between 31 December 2008 and 30 June 2009. The depletion includes gold not recovered in processing and delivered to tailings.
Forward Looking Statements
This document may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”) and the Ontario Securities Commission. Forward looking statements are only given as of the date of this report and LG: disclaims any obligations to update or revise the forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.
LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this document should not be regarded as a representation by any person that they will be achieved.
The material contained in this document is general background information about LGL’s activities as of the date of the document. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.
Competent Person
The information in this report that relates to Ore Reserves at Lihir Island is based on information compiled by Mr David Grigg. Mr David Grigg is employed by Lihir Gold Limited in the role of Superintendent Mine Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears. Mr Grigg is the qualified person for purposes of Canadian NI43-101 with respect to Mineral Reserves at Lihir Island and has verified the data disclosed with respect thereto.
This report is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au.
Note to U.S. Investors
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a SEC company can economically and legally extract or produce. LGL uses certain terms in this document, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.
U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at www.sec.gov/edgar.shtml.
Note to Canadian Investors / NI 43 — 101 Statement
Canadian Investors — for further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR www.sedar.com Mineral Reserves and Mineral Resources included herein are presented in accordance with the JORC Code. If presented in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, the Mineral Reserve and Mineral Resource presentation would be materially same.

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